Exhibit: 99-1-5(ii)

                    Aetna Life Insurance and Annuity Company

                                   Endorsement

Pursuant to an agreement between Aetna and the New York State United Teachers Benefit Trust, the Separate Account section of Part VI (Miscellaneous Provisions Copy Of Application) of the Policy is hereby endorsed by deleting the Separate Account section and replacing it as follows:

THE SEPARATE ACCOUNT

The separate account established for the purpose of providing Variable Options to fund this insurance is Variable Life Account C (the "Separate Account"). The Separate Account was established pursuant to an August 31, 1999 Unanimous Consent of the Executive Committee of the Board of Directors of Aetna. Prior to December 31, 1999, the Variable Options were provided by Variable Life Account
B. The Separate Account and Variable Life Account B are registered with the SEC as unit investment trusts under the Investment Company Act of 1940 and meet the definition of separate account under the federal securities laws. Such registration does not involve any approval or disapproval by the Commission of the Separate Account of Aetna's management or investment practices or policies. Aetna does not guarantee the Separate Account's investment performance.

Endorsed and made a part of the Policy effective December 31, 1999.

                        /s/  Thomas J. McInerney
                        Thomas J. McInerney, President
                        Aetna Life Insurance and Annuity Company